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                                   EXHIBIT 6.2

                First Amendment to Executive Employment Agreement

This amendment shall change Section 4c of that certain Executive Employment Agreement between World's Fare Inc., now FutureOne, Inc., a Nevada corporation and Kendall Q. Northern, dated July 27, 1998 and effective July 26, 1998.

The parties agree that Section 4c shall be changed to read as follows effective as of July 26, 1998:

"PERFORMANCE BONUSES. Employee is responsible for Company profitability, developing new product lines and services, corporate growth through acquisitions and raising additional capital and as an incentive to perform these functions in the best manner possible, the Company shall pay Employee a performance bonus determined as follows:

By measuring the increases in the net "Stockholders Equity" on the audited Balance Sheet of the Company as of each of its year ends occurring during the term of this Agreement, with the first year end being September 30, 1998 and the base year being September 30, 1997, and then:

Such bonuses shall be computed to be equal to two and one half percent (2.5%) of the dollar increase in such Stockholder Equity and the number of shares that may be purchased by Employee by warrants, earned and payable hereunder, shall be equal to said percentage dollar amount divided by $1.

For example if the net increase in stockholder equity is $1,000,000, Employee shall receive 25,000 warrants to purchase 25,000 shares of common stock of FutureOne.

The warrants shall be issued at the fair market value of the stock as of the end of the year or last day of the period for which the bonus is being computed and shall extend for a period of seven years from such date. The warrants shall contain provisions that protect the purchase rights of the holder upon the occurrence of certain events, such as stock splits, the merger or consolidation of the Company with or into another corporation or the sale of substantially all of the assets of the Company. The shares of Common Stock underlying the warrants, when issued upon exercise and payment of the purchase price for such shares of Common Stock, will be fairly paid and nonassessable.

Such warrants shall be issued within thirty (30) days after the audited year end financial statements of the Company have been prepared."

This is the only change to the Agreement and all other terms and conditions of the original Agreement shall remain in full force and effect.

Agreed this 14th day of May, 1999.


FutureOne, Inc. (Formerly World's Fare, Inc.)     Employee


By:  /s/  Earl J. Cook                            /s/  Kendall Q. Northern
    ---------------------------                   -----------------------------
   Executive Vice President